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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of August 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 WIRELESS WAY
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:  Form 20-F  X     40-F
                                               ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                     Yes:              No:  X
                                               ---         ---
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                              SIERRA WIRELESS, INC.

                              SECOND QUARTER REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                                     US GAAP


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                              SIERRA WIRELESS, INC.

                               CHAIRMAN'S MESSAGE

TO OUR SHAREHOLDERS

I am pleased to report our financial performance continued to improve during the second quarter of 2003. Our results, which again exceeded our expectations, included significant increases in revenues, earnings and cash flow compared to the same quarter in 2002. This is our fourth consecutive quarter of comparable period revenue growth, profitability and positive cash flow.

RESULTS FOR Q2 2003 COMPARED TO Q2 2002

Where described as adjusted, results for the second quarter of 2003 exclude an additional recovery of $0.3 million from metricom which was received during the period. Adjusted results for the second quarter of 2002 exclude restructuring and other charges of $36.1 million.

For the three months ended June 30 2003, our revenues increased by 22.4% to $20.7 million, from $16.9 million in the second quarter of 2002. This growth reflects the success of our AirCard product line in the United States, Europe and the Asia-Pacific region, and the expansion of our distribution channels in these markets.

Our adjusted gross margin also increased during the quarter, climbing to $8.3 million, or 40.3% of revenue, from $6.3 million, or 37.1% of revenue, in the comparable period in 2002. This improvement reflects a greater percentage of sales coming from our 2.5G AirCard products, as well as reductions in our product costs.

Adjusted operating expenses for the period declined to $7.8 million, from $10.0 million during the same period in 2002. This was due primarily to the realization of cost reductions under our restructuring plan implemented during 2002.

Adjusted net earnings for the period increased to $0.6 million, or diluted earnings per share of $0.04, up significantly from an adjusted net loss of $3.0 million, or loss per share of $0.18, during the second quarter of 2002.

For the second quarter of 2003, our cash flow was positive by $0.5 million resulting in a closing cash balance of $38.1 million. Our balance sheet remains strong.

As indicated in our second quarter news release and conference call, second quarter revenues of $20.7 million exceeded our guidance range of $19.0 to $20.0 million, while our adjusted net earnings of $0.6 million, or diluted earnings per share of $0.04, exceeded our anticipated earnings of $0.1 million to $0.3 million, or diluted earnings per share of $0.01 to $0.02. Positive cash flow of $0.5 million exceeded our guidance of neutral cash flow.

BUSINESS DEVELOPMENTS

The second quarter included a number of key business developments:

ACQUISITION OF AIRPRIME, INC.

On June 16, 2003, we announced a definitive agreement to acquire AirPrime, Inc. ("AirPrime"). Located in Carlsbad, California, AirPrime is a privately-held, leading supplier of high-speed CDMA wireless products and a proven innovator in embedded modules for OEM applications. The combination of Sierra Wireless and AirPrime is expected to create a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global sales and distribution channels, and a strong balance sheet. The combination is expected to close in August 2003.

SUPPLY CHAIN CHANGES

We implemented significant changes to our supply chain with the transfer of our global fulfillment and CDMA product manufacturing to Flextronics. By using Flextronic's fully integrated supply chain services, we expect to reduce our product costs, improve alignment with our increasingly international customer base, and achieve increased operating efficiencies and scalability. We also expect to purchase finished goods closer to the time of shipment to our customers, reducing our working capital requirements associated with carrying inventory. Previously, our fulfillment services were


                                                                               3
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provided by Globalware, while CDMA production was handled by SCI-Sanmina. We continue to have GSM production at Solectron and CDPD and specialty production at Creation Technologies.

OTHER HIGHLIGHTS

o We signed a distribution agreement with Panasonic Canada Inc. As part of this agreement, Panasonic will distribute our next generation product line, including CDMA2000 1X and GSM/GPRS products, through its value-added reseller channels in Canada. Panasonic Canada Inc. is a division of Matsushita Electric Industrial Co., Ltd. of Japan, one of the world's largest producers of electronics and electric products for consumer, business and industrial use.

o We announced the commercial availability of the MP 750 ruggedized wireless modem for GSM/GPRS networks across North America and in Europe. The MP 750 is the first of our next generation MP Series, built for extreme environments and for industries that require an in-vehicle mobile solution. Commercial availability of the MP 555 for CDMA2000 1X networks is expected to follow later this year.

o The Mesquite Police Department in Texas became the first police force in North America to implement the MP 750. The department will use the MP 750 to help protect its community, while patrolling over 377 miles of arterial and residential streets. The MP 750 was chosen specifically for its unique security features and its ability to provide faster access to mission critical information.

o Together with IBM, we announced a bundled wireless solution that combines the Sierra Wireless AirCard 750 with IBM's high-end line of IBM ThinkPad T40 notebook computers. IBM chose the AirCard specifically for its high-performance, wide area wireless capabilities, and for its ability to enhance an end-to-end mobile solution.

o Together with Citrix Systems, Inc. and Zumasys, Inc., we announced that Momentum Group, a leading supplier of contract textiles, has equipped its North American sales force with a complete mobile solution that includes Panasonic Toughbooks, Citrix MetaFrame XP(TM) Presentation Server and the Sierra Wireless AirCard 550 and AirCard 555. This new implementation gives Momentum's sales representatives wireless access to critical business applications, in order to improve response time and overall customer satisfaction.

CORPORATE DEVELOPMENTS

o We appointed Charles E. Levine, formerly of Sprint PCS, to our Board of Directors. Mr. Levine has more than 25 years of experience in building profitable businesses for some of North America's largest companies. Mr. Levine's expertise in business strategy, marketing and sales will be invaluable to our team.

o Peter Roberts, our Chief Financial Officer, announced he will retire from Sierra Wireless in February 2004. Mr. Roberts joined us in January 1999, and has been instrumental in helping us become a leading wireless solutions company. To allow for an orderly transition, we have engaged Korn Ferry to assist with the executive search for his replacement.

o During the second quarter, we instituted and completed a voluntary Employee Stock Option Plan ("ESOP") surrender initiative. The objective of the ESOP is to enable us to recruit, retain and motivate participants to increase the value of our company on a sustainable basis. The objectives of the ESOP surrender initiative are to have deeply "under water" stock options returned to the pool now, rather than having them expire unexercised some time in the future, and to enable us to operate the ESOP within the existing number of options that have already been approved by shareholders.

     Surrenders by employees, officers and directors were voluntary. The company had approximately 3.2 million net options authorized, with 2.5 million issued and 0.7 million available for issuance. Options with an exercise price below Cdn$20.00 were not eligible for surrender. Of the
     2.5 million issued, there were approximately 1.0 million eligible for surrender. Of the eligible options, approximately 0.7 million were surrendered, with exercise prices ranging from Cdn.$20.46 to Cdn.$212.00.

     We do not intend to re-price existing options, either immediately or through a short-term re-issuance of the surrendered options. ESOP participants who surrendered options are "at risk" through the loss of the vesting associated with those options and through the uncertainty as to availability, quantity, timing and exercise price of future grants. Directors, including David Sutcliffe, the company's Chairman and Chief Executive Officer, are

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     ineligible to receive any future recognition for their participation in the surrender program. We expect over time to reduce the size of the ESOP as a percentage of issued and outstanding shares.

OUTLOOK

While we expect overall economic and operating conditions will remain challenging, we are encouraged by the market success of our 2.5G products, the growth in our international distribution channels, and by opportunities created by the combination of Sierra Wireless and AirPrime. We will focus on completing the AirPrime acquisition and business integration in the months ahead.

As we move forward, our business operating premise remains profitable growth, while our priorities remain expansion of our distribution channels, sell through to end-customers and investment for future growth.

/s/ David B. Sutcliffe
----------------------
David B. Sutcliffe
Chairman and Chief Executive Officer

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture and supply products that we do not produce today and that meet defined specifications. They also depend on closing the airprime transaction and successfully integrating the businesses. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.


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                              SIERRA WIRELESS, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations has been prepared in accordance with United States generally accepted accounting principles (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

ACQUISITION OF AIRPRIME, INC.

On June 16, 2003, we announced a definitive agreement to acquire AirPrime, Inc. ("AirPrime"), a privately-held, supplier of high-speed CDMA wireless products located in Carlsbad, California. The combined entity is expected to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

Under the terms of the definitive agreement, we will issue approximately 3.7 million shares to the shareholders of AirPrime. As a result of the combination, AirPrime shareholders will hold approximately 18.5% of the combined entity, based on the issued and outstanding shares. In addition, Sierra Wireless will provide interim financing to AirPrime of up to $2.0 million for working capital purposes until the combination is closed.

The completion of the combination is expected to occur in August 2003 and is conditioned upon, among other things, regulatory approval and approval from AirPrime shareholders. Sierra Wireless has received commitments from AirPrime shareholders, representing 82% of AirPrime's shares, to vote their AirPrime shares in favour of the combination.

SUPPLY CHAIN

During the quarter, we implemented significant changes to our supply chain. These included the transfer of global fulfillment and CDMA product manufacturing to Flextronics. By using their fully integrated supply chain services, we expect to reduce product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability. We expect to purchase finished goods closer to the time of shipment to our customers, reducing our working capital requirements associated with carrying inventory.

Previously, fulfillment services were provided by Globalware while CDMA production was handled by SCI-Sanmina. We continue to have GSM production at Solectron and CDPD and specialty production at Creation Technologies.

2002 RESTRUCTURING

In the second quarter of 2002, we implemented a business restructuring program intended to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. We expected sales growth to continue to be challenged by the low level of enterprise spending and by overall conditions affecting the wireless communications industry.

For the three and six months ended June 30, 2002, we recorded restructuring and other costs of $36.1 million. We reduced our workforce from 275 to 180 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to our CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges of $4.8 million and $3.0 million, respectively, consisted of writedowns primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets were written down to the current fair value for this type of equipment. The research and development licenses, which were no longer required, were written down to nil. In addition, our deferred tax asset valuation allowance was increased by $3.8 million to reflect the reduction in the portion of our deferred tax assets that we believed was more likely than not to be realized.


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

Workforce reduction charges of $1.6 million were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration.

As a result of the above noted workforce reduction and our assessment of demand, it was determined that the leased facilities exceeded our requirements, and we recorded a provision of $4.7 million that represented the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. The cash outlay of approximately $4.7 million related to the facilities restructuring is expected to be incurred over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million included provisions for purchase commitments, a writedown of an investment, and other professional fees in connection with the restructuring activities.

The adjusted information provided below for the three and six months ended June 30, 2002 excludes these charges.

RESULTS OF OPERATIONS - THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30, 2002

REVENUE

Revenue amounted to $20.7 million in the second quarter of 2003, compared to $16.9 million in the same period in 2002, an increase of 22.4%. Included in our revenue was research and development funding of nil in the second quarter of 2003, compared to $0.8 million in the second quarter of 2002. The increase in revenue was primarily a result of a volume increase in sales of our 2.5G AirCard products as well as increasing sales to channels in the Asia-Pacific region and Europe. Our revenue by product for the second quarter of 2003 was AirCards 82%, OEM 10%, Mobile 4% and Other 4%, compared to 57%, 21%, 14% and 8%, respectively, in the same period of 2002. Our revenue by region for the second quarter of 2003 was the Americas 50%, the Asia-Pacific region 26% and Europe 24%, compared to 86%, 6% and 8%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $8.3 million in the second quarter of 2003, compared to an adjusted gross margin, excluding restructuring and other charges of $19.0 million, of $6.3 million in the second quarter of 2002. Gross margin as a percentage of revenue increased to 40.3% in 2003, compared to an adjusted gross margin of 37.1% in 2002. Included in our gross margin was research and development funding of nil in the second quarter of 2003, compared to $0.8 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction. During the three months ended June 30, 2003, we sold $0.6 million of products that had a book value after writedowns of nil. We also recorded an additional writedown for 2G inventory of $0.3 million. The net effect was a normal gross margin percentage on 2G products.

SALES AND MARKETING

Sales and marketing expenses amounted to $2.6 million in the second quarter of 2003, compared to $2.9 million in the same period of 2002. Sales and marketing expenses as a percentage of revenue decreased to 12.5% in 2003, compared to 17.3% in 2002, due to an increase in revenue and cost reductions resulting from our restructuring program.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development arrangements, amounted to $2.9 million in the second quarter of 2003, compared to $4.6 million in the same period in 2002, a decrease of 36.1%. Research and development expenses in 2003 decreased due primarily to the realization of cost reductions under our restructuring plan implemented during 2002. In addition, costs related to the development of new products based on CDMA and GPRS standards contributed to the higher costs in 2002. Gross research and development expenses, before government research and development funding, were $3.1 million or 15.0% of revenue in 2003, compared to $5.2 million or 30.8% of revenue in 2002. We expect to continue to invest in research and development for future growth.


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

ADMINISTRATION

Administration expenses amounted to $1.4 million, or 7.0% of revenue, in the second quarter of 2003, compared to $1.8 million, or 10.9% of revenue, in the second quarter of 2002. Included in administration expense in 2003 is an additional recovery from Metricom of $0.3 million. Excluding the recovery from Metricom, administration expenses decreased by 6.4% due primarily to the effect of cost reductions under our restructuring plan implemented in the second quarter of 2002.

RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2003, there were no adjustments to the 2002 restructuring charges. In the second quarter of 2002 we implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand for our products. As a result, in 2002 we recorded restructuring and other charges of $13.1 million consisting of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

AMORTIZATION

Amortization amounted to $0.5 million in the second quarter of 2003, compared to $0.6 million in the second quarter of 2002. Amortization decreased due primarily to the writedown of fixed and intangible assets under our restructuring plan implemented in the second quarter of 2002.

OTHER INCOME

Other income increased to $0.2 million in the second quarter of 2003, compared to $0.1 million in the same period of 2002. Other income includes foreign exchange gains and losses, interest expense and interest income. This increase is due to net foreign exchange gains in 2003 as well as a reduction in inventory carrying charges which were incurred in 2002.

NET EARNINGS (LOSS)

Our net earnings amounted to $0.9 million in the second quarter of 2003, compared to a net loss of $39.1 million in the same period of 2002. Our adjusted net earnings, excluding the Metricom recovery of $0.3 million, were $0.6 million in 2003, compared to an adjusted net loss, excluding restructuring and other charges of $36.1 million, of $3.0 million in 2002. Our adjusted diluted earnings per share amounted to $0.04 for the second quarter of 2003, compared to an adjusted loss per share of $0.18 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to
16.8 million in 2003, as compared to 16.3 million in 2002.

RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

REVENUE

Revenue was $40.8 million for the six months ended June 30, 2003, compared to $33.6 million in the same period in 2002, an increase of 21.5%. Included in our revenue was research and development funding of nil in 2003, compared to $2.4 million in 2002. The increase in revenue was primarily a result of a volume increase in sales of our 2.5G AirCard products as well as increasing sales to channels in the Asia-Pacific region and Europe. Our revenue by product for the six months ended June 30, 2003 was AirCards 81%, OEM 11%, Mobile 5% and Other 3%, compared to 46%, 29%, 15% and 10%, respectively, in the same period of 2002. Our revenue by region for the first six months of 2003 was the Americas 55%, the Asia-Pacific region 25% and Europe 20%, compared to 86%, 6% and 8%, respectively, in the same period of 2002.


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

GROSS MARGIN

Gross margin amounted to $16.3 million, or 39.9% of revenue, in the first half of 2003, compared to an adjusted gross margin, excluding restructuring and other charges of $19.0 million, of $12.2 million, or 36.3% of revenue, in the same period of 2002. Included in our gross margin was research and development funding of nil for the six months ended June 30, 2003, compared to $2.4 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction. During the six months ended June 30, 2003, we sold $0.6 million of products that had a book value after writedowns of nil. We also recorded an additional writedown for 2G inventory of $0.3 million. The net effect was a normal gross margin percentage on 2G products.

SALES AND MARKETING

Sales and marketing expenses amounted to $5.3 million for the six months ended June 30, 2003, compared to $5.6 million in the same period of 2002, a decrease of 5.5%. Sales and marketing expenses as a percentage of revenue decreased to 13.0% in 2003, compared to 16.8% in 2002, due to an increase in revenue and cost reductions under our restructuring program.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development arrangements, amounted to $5.7 million, or 14.0% of revenue, for the six months ended June 30, 2003, compared to $9.4 million, or 28.1% of revenue, for the same period in 2002. Research and development expenses in 2003 decreased 39.5% due primarily to cost reductions under our restructuring plan implemented during 2002. In addition, costs related to the development of new products based on CDMA and GPRS standards contributed to the higher costs in 2002. Gross research and development expenses, before government research and development funding, were $6.2 million or 15.1% of revenue in 2003, compared to $10.6 million or 31.6% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses were $3.1 million, or 7.5% of revenue, in the six months ended June 30, 2003, compared to $3.8 million, or 11.4% of revenue, for the same period of 2002. Included in administration expense was an additional recovery from Metricom of $0.3 million. Administration expenses, excluding the Metricom recovery, decreased by 12.4% due primarily to the cost reductions under our restructuring plan implemented in the second quarter of 2002.

RESTRUCTURING AND OTHER CHARGES

In the six months ended June 30, 2003, there were no adjustments to the 2002 restructuring charges. In the second quarter of 2002 we implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand for our products. As a result, in 2002 we recorded restructuring and other charges of $13.1 million consisting of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

AMORTIZATION

Amortization amounted to $1.1 million for the first six months of 2003, compared to $1.2 million in the same period of 2002. Amortization decreased due primarily to the writedown of fixed and intangible assets under our restructuring plan implemented in the second quarter of 2002.

OTHER INCOME

Other income increased to $0.3 million for the first half of 2003, compared to nil in the same period of 2002. Other income includes foreign exchange gains and losses, interest expense and interest income. This increase is due primarily to net foreign exchange gains in 2003.


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

NET EARNINGS (LOSS)

Our net earnings amounted to $1.3 million in the six months ended June 30, 2003, compared to a net loss of $43.5 million in the same period of 2002. Our adjusted net earnings, excluding the Metricom recovery of $0.3 million, were $1.0 million in 2003, compared to an adjusted net loss of $7.3 million. Our adjusted diluted earnings per share amounted to $0.06 for first six months of 2003, compared to an adjusted loss per share of $0.45 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to 16.7 million in 2003, as compared to 16.3 million in 2002.

CONTINGENT LIABILITIES

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. In the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. In 2002, development and deployment of these new technologies by the wireless industry and development of our new products were affected by various delays. During 2002, we commenced commercial volume shipments to each of the wireless carriers and we continued to ship under these contracts in the first six months of 2003. We expect to substantially complete volume shipments on all three contracts during the second half of 2003.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

     o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, we may increase our allowance.

     o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, we may further writedown the value of our inventory.

     o We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However, if their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets which would be charged to income.

     o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

          An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

          Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

     o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management's estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

     o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, we may increase our provision.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2003, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to research and development equipment and information systems. These leases and commitments are disclosed in the annual consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value, but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash provided by operations amounted to $6.8 million for the six months ended June 30, 2003, compared to cash used by operations of $9.3 million in the same period of 2002, an improvement of $16.1 million. The source of cash during 2003 was due mainly to our operating income and changes in working capital.

Cash used for capital expenditures was $0.4 million in the six months ended June 30, 2003, compared to $1.6 million in 2002, and was primarily for software. Expenditures on intangible assets were $1.3 million in 2003, compared to $0.8 million in 2002 and were primarily for license fees and patents. During Q3 2003, we expect to provide interim financing to AirPrime of up to $2.0 million for working capital purposes until the combination is closed.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

     o Net cash and short-term investments amounted to $38.1 million at June 30, 2003 compared to $34.8 million at December 31, 2002.

     o Accounts receivable amounted to $15.9 million at June 30, 2003 compared to $13.9 million at December 31, 2002.

     o Our operating line of credit is with a Canadian chartered bank. The available facility amounts to $10.0 million, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At June 30, 2003, there were no borrowings under this line of credit.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollars is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars and act accordingly. During the second quarter of 2003, the Canadian dollar strengthened significantly against the U.S. dollar. We have purchased Canadian currency to meet our projected Canadian dollar cash needs for the near term and to manage our foreign currency risk on Canadian dollar denominated operating expenses. We could be exposed to foreign exchange losses should the U.S. dollar strengthen in future periods.

As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. We have distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe our exposure to Euro transactions will increase. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2003, there were no material related party transactions.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end-customer demand conditions, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. They also depend on closing the AirPrime transaction and successfully integrating the businesses. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

OUR ACQUISITION OF AIRPRIME AND OTHER ACQUISITIONS WE MAY DO IN THE FUTURE MAY RESULT IN ADVERSE IMPACTS ON OUR RESULTS OF OPERATIONS.

     In the past, our strategy has included expanding our operations and business through strategic acquisitions of businesses and products. During the second quarter, we signed a definitive agreement to acquire AirPrime, Inc. in Carlsbad, California. The combination is expected to close in August 2003 and is subject to a number of risks, including the following:

          o AirPrime's business may not be as profitable as we anticipate, which could reduce the overall profitability of our company.

          o Diversion of management's attention away from our business during the acquisition and integration process.

          o The acquisition may not close, resulting in substantial acquisition costs that would increase our expenses and reduce our profitability without any offsetting revenues.

          o If we are unable to successfully integrate AirPrime, we may not achieve anticipated revenue levels, cost savings or other synergies.

          o The integration may result in substantial costs that would decrease our profitability.

          o The issuance of securities may dilute the value of our common shares.

     If realized, these risks could result in substantial costs, disrupt our operations, reduce our profitability and reduce shareholder value.

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER OUR MARGINS AND REVENUES WILL BE NEGATIVELY IMPACTED.

     Since late 1999, we have entered into significant supply contracts with AT&T Wireless Services ("AT&T"), Sprint PCS and Verizon Wireless. Our right to receive revenues under these contracts depends upon our ability to manufacture and supply products that meet defined specifications. During the six months ended June 30, 2003, commercial volume deliveries to AT&T, Sprint PCS and Verizon Wireless continued to occur. In order to realize the benefits of these agreements, we will have to continue to successfully manage the following risks:

          o We priced these contracts based on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease or these contracts may not be as profitable.

          o If we are unable to continue to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, we will not receive expected revenues, incurred costs may not be recovered and we may incur additional costs as penalties, all of which would adversely affect our results from operations.

          o If we fail to meet a delivery deadline or if the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, we may be liable to pay damages to the customer, or volume commitments may be reduced.

     If we are unable to successfully manage these risks or meet required deadlines in connection with one or more significant contracts, our margins, revenues and profitability could decrease. We expect to substantially complete volume shipments on all three contracts during the second half of 2003.

OUR FUTURE REVENUE GROWTH RATES AND OTHER OPERATING RESULTS MAY NOT BE AS FAVOURABLE AS PAST RESULTS, WHICH MAY ADVERSELY AFFECT PROFITABILITY AND SHAREHOLDER VALUE.

     Although our revenues have increased, we may not be able to sustain these historical growth rates. We may not sustain profitability in the future, and as a result, our share price may decline.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND WE MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products that have not been commercially tested to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

          o    Our ability to attract and retain skilled technical employees.

          o    The availability of critical components from third parties.

          o Our ability to successfully complete the development of products in a timely manner.

          o Our ability to manufacture products at an acceptable price and quality.

     A failure by us, or our suppliers, in any of these areas, or a failure of these products to obtain commercial acceptance, could mean we receive less revenue than we anticipate, we are unable to recover our research and development expenses and could result in a decrease in our market price for our shares.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS FOR ANY GIVEN PRODUCT AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which may further decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, with respect to the manufacture of our current products, we currently rely on three manufacturers, any one of whom may terminate the manufacturing contract with us annually. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

          o    The absence of guaranteed manufacturing capacity.

          o Reduced control over delivery schedules, production yields and costs.

          o Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     Demand for one or all of these products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our results of operations to decline and harm our financial condition.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES. IF THESE SERVICES ARE NOT DEPLOYED AS ANTICIPATED, CONSUMERS WILL BE UNABLE TO USE OUR PRODUCTS, AND OUR SALES AND REVENUES WILL DECLINE.

     Our customers can only use our products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, especially the successful deployment by AT&T Wireless Services, Sprint PCS and Verizon Wireless of networks for which we have developed products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses, our revenues would be reduced and our results of operations will be harmed.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY DAMAGE OUR ABILITY TO RETAIN KEY PERSONNEL AND TO COMPETE EFFECTIVELY.

     Our revenues have increased from approximately $9.3 million in 1997 to $77.1 million in 2002 and our number of employees has more than doubled during that period. Our growth has placed significant demands on our management and other resources. Our future success will depend on our ability to manage our growth, including:

          o Continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees.

          o    Maintaining and growing manufacturing capacity.

          o    Developing new products in a timely manner.

          o Improving and upgrading our financial and management information systems and controls.

     If we are unable to manage our growth effectively, our ability to retain key personnel and to compete effectively may be damaged.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

          o We may be liable for damages and litigation costs, including attorneys' fees.

          o We may be prohibited from further use of the intellectual property.

          o We may have to license the intellectual property, incurring licensing fees.

          o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

          o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries.

          o    Undetected misappropriation of our intellectual property.

          o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property.

          o    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

          o    The timing of releases of our new products.

          o    The timing of substantial sales orders.

          o    Possible seasonal fluctuations in demand.

          o Possible delays in the manufacture or shipment of current or new products.

          o    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Approximately 55% of all of our sales are in United States dollars to United States-based customers. We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

          o Increased credit management risks and greater difficulties in collecting accounts receivable.

          o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers.

          o Uncertainties of laws and enforcement relating to the protection of intellectual property.

          o    Language barriers.

          o    Potential adverse tax consequences.

     Furthermore, if we are unable to develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE WIRELESS DATA COMMUNICATIONS DEVICES MARKET DECLINES.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.

     Certain factors that may limit the growth of the market include, but are not limited to, failure of carriers to successfully deploy new services on schedule or the failure of the services to achieve satisfactory price and performance conditions.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

                              SIERRA WIRELESS, INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
  (Expressed in thousands of United States dollars, except per share amounts)
          (Prepared in accordance with United States generally accepted accounting principles (GAAP))
                                   (Unaudited)

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Revenue.............................................................   $  20,665    $  16,883      $  40,760    $  33,555
Cost of goods sold..................................................      12,334       29,631         24,489       40,383
                                                                       ---------    ---------      ---------    ---------
Gross margin........................................................       8,331      (12,748)        16,271       (6,828)
                                                                       ---------    ---------      ---------    ---------

Expenses
  Sales and marketing...............................................       2,590        2,920          5,319        5,630
  Research and development, net ....................................       2,947        4,615          5,696        9,416
  Administration....................................................       1,451        1,837          3,068        3,810
  Restructuring and other charges ..................................          --       13,093             --       13,093
  Amortization......................................................         546          594          1,099        1,247
                                                                       ---------    ---------      ---------    ---------
                                                                           7,534       23,059         15,182       33,196
                                                                       ---------    ---------      ---------    ---------
Earnings (loss) from operations.....................................         797      (35,807)         1,089      (40,024)

Other income (expense)..............................................         167           96            271          (26)
                                                                       ---------    ---------      ---------    ---------
Earnings (loss) before income taxes.................................         964      (35,711)         1,360      (40,050)
Income tax expense..................................................          54        3,424             89        3,424
                                                                       ---------    ---------      ---------    ---------
Net earnings (loss).................................................         910      (39,135)         1,271      (43,474)
Deficit, beginning of period........................................     (73,203)     (36,240)       (73,564)     (31,901)
                                                                       ---------    ---------      ---------    ---------
Deficit, end of period..............................................   $ (72,293)   $ (75,375)     $ (72,293)   $ (75,375)
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------

Earnings (loss) per share for the period:
  Basic.............................................................   $    0.06    $   (2.40)     $    0.08    $   (2.67)
  Diluted...........................................................   $    0.05    $   (2.40)     $    0.08    $   (2.67)
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------

Weighted average number of shares (in thousands):
  Basic.............................................................      16,375       16,305         16,365       16,284
  Diluted...........................................................      16,754       16,305         16,736       16,284
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------


See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                                             JUNE 30,     DECEMBER 31,
                                                                                                2003         2002
                                                                                            -----------   ------------
                                                                                            (UNAUDITED)     (AUDITED)
ASSETS
Current assets
  Cash and cash equivalents.............................................................    $    27,847    $   34,841
  Short-term investments................................................................         10,222            --
  Accounts receivable...................................................................         15,949        13,865
  Inventories...........................................................................          4,359         6,673
  Prepaid expenses......................................................................            743           864
                                                                                            -----------    ----------
                                                                                                 59,120        56,243
Fixed assets............................................................................          5,354         7,198
Deferred income taxes...................................................................            500           500
Intangible assets.......................................................................          7,808         6,907
Other...................................................................................          1,033           241
                                                                                            -----------    ----------
                                                                                            $    73,815    $   71,089
                                                                                            -----------    ----------
                                                                                            -----------    ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable......................................................................    $     5,398    $    3,017
  Accrued liabilities...................................................................         12,249        12,431
  Deferred revenue and credits..........................................................            228           297
  Current portion of long-term liabilities..............................................          3,114         2,803
  Current portion of obligations under capital lease....................................            397           831
                                                                                            -----------    ----------
                                                                                                 21,386        19,379
Long-term liabilities...................................................................          2,311         2,896
Obligations under capital lease.........................................................             52            60

Shareholders' equity
  Share capital.........................................................................        123,088       123,047
  Deficit...............................................................................        (72,293)      (73,564)
  Accumulated other comprehensive income
     Cumulative translation adjustments.................................................           (729)         (729)
                                                                                            -----------    ----------
                                                                                                 50,066        48,754
                                                                                            -----------    ----------
                                                                                            $    73,815    $   71,089
                                                                                            -----------    ----------
                                                                                            -----------    ----------


Contingencies (note 5).

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Cash flows from operating activities:
  Net earnings (loss) for the period...............................    $    910     $ (39,135)     $   1,271    $ (43,474)
  Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities
     Amortization..................................................       1,383         1,961          2,721        4,150
     Non-cash restructuring and other charges......................          --        25,905             --       25,905
     Loss on disposal..............................................           2            --              2          120
     Deferred income taxes.........................................          --         3,754             --        3,754
     Accrued warrants..............................................         161           194            329          343
  Changes in operating assets and liabilities
     Accounts receivable...........................................      (5,809)        1,367         (2,084)      (3,368)
     Inventories...................................................       3,129         2,115          2,314        3,111
     Prepaid expenses..............................................         115          (134)           121          469
     Accounts payable..............................................       1,817        (6,754)         2,381         (995)
     Accrued liabilities...........................................       1,407         4,243           (182)         897
     Deferred revenue and credits..................................        (173)         (782)           (69)        (265)
                                                                       --------     ---------      ---------    ---------
  Net cash provided by (used in) operating activities..............       2,942        (7,266)         6,804       (9,353)

Cash flows from investing activities:
     Business acquisitions.........................................        (792)           --           (792)          --
     Proceeds on disposal..........................................           4            --              4           31
     Purchase of fixed assets......................................        (214)         (356)          (357)      (1,596)
     Increase in intangible assets.................................        (712)          (16)        (1,314)        (836)
     Purchase of short-term investments............................     (10,222)       (9,494)       (10,222)     (11,631)
     Proceeds on maturity of short-term investments................          --        16,778             --       35,012
                                                                       --------     ---------      ---------    ---------
  Net cash provided by (used in) investing activities..............     (11,936)        6,912        (12,681)      20,980

Cash flows from financing activities:
     Issue of common shares........................................          --             5             41          330
     Repayment of long-term liabilities............................        (702)         (510)        (1,158)        (909)
                                                                       --------     ---------      ---------    ---------
  Net cash used in financing activities............................        (702)         (505)        (1,117)        (579)
                                                                       --------     ---------      ---------    ---------

Net increase (decrease) in cash and cash equivalents...............      (9,696)         (859)        (6,994)      11,048
Cash and cash equivalents, beginning of period.....................      37,543        23,992         34,841       12,085
                                                                       --------     ---------      ---------    ---------
Cash and cash equivalents, end of period...........................    $ 27,847     $  23,133      $  27,847    $  23,133
                                                                       --------     ---------      ---------    ---------
                                                                       --------     ---------      ---------    ---------


See supplementary cash flow information (note 6).

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (Expressed in thousands of United States dollars, except per share amounts)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)

1.   BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2002 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(b).

(a)  STOCK-BASED COMPENSATION

We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized. Had compensation cost for our employee stock option plan been determined by the fair value method, our net earnings (loss) and earnings (loss) per share would have been as follows:

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Net earnings (loss):
  As reported.....................................................     $     910    $ (39,135)     $   1,271    $ (43,474)

  Less:  Total stock-based employee compensation expense
    determined under fair value based method for all awards.......        (9,528)      (1,046)       (12,105)      (3,759)
                                                                       ---------    ---------      ---------    ---------
Pro forma.........................................................     $  (8,618)   $ (40,181)     $ (10,834)   $ (47,233)
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------

Basic earnings (loss) per share:
  As reported.....................................................     $    0.06    $   (2.40)     $    0.08    $   (2.67)
  Pro forma.......................................................         (0.53)       (2.46)         (0.66)       (2.90)

Diluted earnings (loss) per share:
  As reported.....................................................     $    0.05    $   (2.40)     $    0.08    $   (2.67)
  Pro forma.......................................................         (0.53)       (2.46)         (0.66)       (2.90)


We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

As a result of our voluntary option surrender initiative, the unrecognized stock compensation cost related to the surrendered options has been expensed in the current quarter in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Expected dividend yield...........................................           --           --              --          --
Expected stock price volatility...................................         102%         107%            103%        106%
Risk-free interest rate...........................................        3.59%        4.88%           3.84%       4.80%
Expected life of options..........................................      4 years      4 years         4 years     4 years
Weighted average fair value of options granted....................      $  2.89      $  6.07         $  2.69     $ 15.98

Stock option activity since December 31, 2001 is presented below:


                                                                                                        NUMBER OF
                                                                                                      STOCK OPTIONS
                                                                                                      -------------
Outstanding, December 31, 2001................................................................          2,443,449
Granted.......................................................................................            732,250
Exercised.....................................................................................           (159,626)
Forfeited.....................................................................................           (465,509)
                                                                                                        ---------
Outstanding, December 31, 2002................................................................          2,550,564
Granted.......................................................................................             66,250
Exercised.....................................................................................            (29,967)
Forfeited.....................................................................................           (834,231)
                                                                                                        ---------
Outstanding, June 30, 2003....................................................................          1,752,616
                                                                                                        ---------
                                                                                                        ---------


(b)  RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We have adopted FAS No. 150, which had no effect on our consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. We are currently evaluating the impact of FAS No. 149 on our financial results.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective July 1, 2003. However, because we do not have any variable interest entities, there is no impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. We have adopted FIN 45 in our consolidated financial statements.

3.   ACQUISITIONS

On June 16, 2003, we signed a definitive agreement to acquire AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. Under the terms of the definitive agreement, we will issue approximately 3.7 million shares to the shareholders of AirPrime. As a result of the combination, AirPrime shareholders will hold approximately 18.5% of the combined entity, based on the issued and outstanding shares. In addition, Sierra Wireless will provide bridge financing to AirPrime of up to $2.0 million for working capital purposes until the combination is closed.

The completion of the combination is expected in August 2003 and is conditional upon, among other things, regulatory approval and approval from AirPrime shareholders. Sierra Wireless has received voting commitment from AirPrime shareholders representing 82% of AirPrime's shares.

4.   RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the changes in the provision for restructuring and other charges for the six months ended June 30, 2003 and the balance of the provision at June 30, 2003.

                                                              FACILITIES      WORKFORCE
                                                            RESTRUCTURING     REDUCTION         OTHER          TOTAL
                                                            -------------     ---------         -----         --------
 Balance at December 31, 2002...........................      $   4,547         $   54          $ 164         $  4,765
   Cash payments for the three months ended:
     March 31, 2003.....................................           (301)           (44)           (44)            (389)
     June 30, 2003......................................           (302)           (10)           (29)            (341)
                                                              ----------        ------          -----         --------
                                                                   (603)           (54)           (73)            (730)
                                                              ----------        ------          -----         --------
 Balance at June 30, 2003...............................      $   3,944         $   --          $  91         $  4,035
                                                              ----------        ------          -----         --------
                                                              ----------        ------          -----         --------


5.   CONTINGENCIES

(a)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,022. To date, $315 has been paid against sales amounting to $7,894, that are subject to royalties.

    (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we are eligible to receive Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the six months ended June 30, 2003, we have claimed $482 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC may receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

     (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

          Balance, January 1, 2002.............................     $  1,251
          Provisions...........................................          819
          Expenditures.........................................         (907)
                                                                    --------
          Balance, December 31, 2002...........................        1,163
          Provisions...........................................          412
          Expenditures.........................................         (311)
                                                                    --------
          Balance, March 31, 2003..............................        1,264
          Provisions...........................................          398
          Expenditures.........................................         (210)
                                                                    --------
          Balance, June 30, 2003...............................     $  1,452
                                                                    --------
                                                                    --------

(b)  LEGAL PROCEEDINGS

     (i) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

     (ii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

6.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
      Cash received for
        Interest.................................................       $    88      $  186          $ 164        $  695
        Income taxes.............................................             4         161              4           161
      Cash paid for
        Interest.................................................            44         127             69           259
        Income taxes.............................................            48          28             62            30
      Non-cash financing activities
        Purchase of fixed assets funded by obligations under
          capital lease.........................................             --          --            113           267

7.   COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

                              SIERRA WIRELESS, INC.

                              SECOND QUARTER REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003
                                  CANADIAN GAAP

                              SIERRA WIRELESS, INC.

                               CHAIRMAN'S MESSAGE

TO OUR SHAREHOLDERS

I am pleased to report our financial performance continued to improve during the second quarter of 2003. Our results, which again exceeded our expectations, included significant increases in revenues, earnings and cash flow compared to the same quarter in 2002. This is our fourth consecutive quarter of comparable period revenue growth, profitability and positive cash flow.

RESULTS FOR Q2 2003 COMPARED TO Q2 2002

Where described as adjusted, results for the second quarter of 2003 exclude an additional recovery of $0.3 million from Metricom which was received during the period. Adjusted results for the second quarter of 2002 exclude restructuring and other charges of $36.1 million.

For the three months ended June 30 2003, our revenues increased by 22.4% to $20.7 million, from $16.9 million in the second quarter of 2002. This growth reflects the success of our AirCard product line in the United States, Europe and the Asia-Pacific region, and the expansion of our distribution channels in these markets.

Our adjusted gross margin also increased during the quarter, climbing to $8.3 million, or 40.3% of revenue, from $6.3 million, or 37.1% of revenue, in the comparable period in 2002. This improvement reflects a greater percentage of sales coming from our 2.5G AirCard products, as well as reductions in our product costs.

Adjusted operating expenses for the period declined to $7.8 million, from $10.1 million during the same period in 2002. This was due primarily to the realization of cost reductions under our restructuring plan implemented during 2002.

Adjusted net earnings for the period increased to $0.6 million, or diluted earnings per share of $0.04, up significantly from an adjusted net loss of $3.1 million, or loss per share of $0.19, during the second quarter of 2002.

For the second quarter of 2003, our cash flow was positive by $0.5 million resulting in a closing cash balance of $38.1 million. Our balance sheet remains strong.

As indicated in our second quarter news release and conference call, second quarter revenues of $20.7 million exceeded our guidance range of $19.0 to $20.0 million, while our adjusted net earnings of $0.6 million, or diluted earnings per share of $0.04, exceeded our anticipated earnings of $0.1 million to $0.3 million, or diluted earnings per share of $0.01 to $0.02. Positive cash flow of $0.5 million exceeded our guidance of neutral cash flow.

BUSINESS DEVELOPMENTS

The second quarter included a number of key business developments:

ACQUISITION OF AIRPRIME, INC.

On June 16, 2003, we announced a definitive agreement to acquire AirPrime, Inc. ("AirPrime"). Located in Carlsbad, California, AirPrime is a privately-held, leading supplier of high-speed CDMA wireless products and a proven innovator in embedded modules for OEM applications. The combination of Sierra Wireless and AirPrime is expected to create a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global sales and distribution channels, and a strong balance sheet. The combination is expected to close in August 2003.

SUPPLY CHAIN CHANGES

We implemented significant changes to our supply chain with the transfer of our global fulfillment and CDMA product manufacturing to Flextronics. By using Flextronic's fully integrated supply chain services, we expect to reduce our product costs, improve alignment with our increasingly international customer base, and achieve increased operating efficiencies and scalability. We also expect to purchase finished goods closer to the time of shipment to our customers, reducing our working capital requirements associated with carrying inventory. Previously, our fulfillment services were provided by Globalware, while CDMA production was handled by SCI-Sanmina. We continue to have GSM production at Solectron and CDPD and specialty production at Creation Technologies.

OTHER HIGHLIGHTS

o We signed a distribution agreement with Panasonic Canada Inc. As part of this agreement, Panasonic will distribute our next generation product line, including CDMA2000 1X and GSM/GPRS products, through its value-added reseller channels in Canada. Panasonic Canada Inc. is a division of Matsushita Electric Industrial Co., Ltd. of Japan, one of the world's largest producers of electronics and electric products for consumer, business and industrial use.

o We announced the commercial availability of the MP 750 ruggedized wireless modem for GSM/GPRS networks across North America and in Europe. The MP 750 is the first of our next generation MP Series, built for extreme environments and for industries that require an in-vehicle mobile solution. Commercial availability of the MP 555 for CDMA2000 1X networks is expected to follow later this year.

o The Mesquite Police Department in Texas became the first police force in North America to implement the MP 750. The department will use the MP 750 to help protect its community, while patrolling over 377 miles of arterial and residential streets. The MP 750 was chosen specifically for its unique security features and its ability to provide faster access to mission critical information.

o Together with IBM, we announced a bundled wireless solution that combines the Sierra Wireless AirCard 750 with IBM's high-end line of IBM ThinkPad T40 notebook computers. IBM chose the AirCard specifically for its high-performance, wide area wireless capabilities, and for its ability to enhance an end-to-end mobile solution.

o Together with Citrix Systems, Inc. and Zumasys, Inc., we announced that Momentum Group, a leading supplier of contract textiles, has equipped its North American sales force with a complete mobile solution that includes Panasonic Toughbooks, Citrix MetaFrame XP(TM) Presentation Server and the Sierra Wireless AirCard 550 and AirCard 555. This new implementation gives Momentum's sales representatives wireless access to critical business applications, in order to improve response time and overall customer satisfaction.

CORPORATE DEVELOPMENTS

o We appointed Charles E. Levine, formerly of Sprint PCS, to our Board of Directors. Mr. Levine has more than 25 years of experience in building profitable businesses for some of North America's largest companies. Mr. Levine's expertise in business strategy, marketing and sales will be invaluable to our team.

o Peter Roberts, our Chief Financial Officer, announced he will retire from Sierra Wireless in February 2004. Mr. Roberts joined us in January 1999, and has been instrumental in helping us become a leading wireless solutions company. To allow for an orderly transition, we have engaged Korn Ferry to assist with the executive search for his replacement.

o During the second quarter, we instituted and completed a voluntary Employee Stock Option Plan ("ESOP") surrender initiative. The objective of the ESOP is to enable us to recruit, retain and motivate participants to increase the value of our company on a sustainable basis. The objectives of the ESOP surrender initiative are to have deeply "under water" stock options returned to the pool now, rather than having them expire unexercised some time in the future, and to enable us to operate the ESOP within the existing number of options that have already been approved by shareholders.

     Surrenders by employees, officers and directors were voluntary. The company had approximately 3.2 million net options authorized, with 2.5 million issued and 0.7 million available for issuance. Options with an exercise price below Cdn. $20.00 were not eligible for surrender. Of the 2.5 million issued, there were approximately 1.0 million eligible for surrender. Of the eligible options, approximately 0.7 million were surrendered, with exercise prices ranging from Cdn. $20.46 to Cdn. $212.00.

     We do not intend to re-price existing options, either immediately or through a short-term re-issuance of the surrendered options. ESOP participants who surrendered options are "at risk" through the loss of the vesting associated with those options and through the uncertainty as to availability, quantity, timing and exercise price of future grants. Directors, including David Sutcliffe, the company's Chairman and Chief Executive Officer, are ineligible to receive any future recognition for their participation in the surrender program. We expect over time to reduce the size of the ESOP as a percentage of issued and outstanding shares.

OUTLOOK

While we expect overall economic and operating conditions will remain challenging, we are encouraged by the market success of our 2.5G products, the growth in our international distribution channels, and by opportunities created by the combination of Sierra Wireless and AirPrime. We will focus on completing the AirPrime acquisition and business integration in the months ahead.

As we move forward, our business operating premise remains profitable growth, while our priorities remain expansion of our distribution channels, sell through to end-customers and investment for future growth.

/S/ DAVID B. SUTCLIFFE
----------------------
David B. Sutcliffe
Chairman and Chief Executive Officer

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture and supply products that we do not produce today and that meet defined specifications. They also depend on closing the airprime transaction and successfully integrating the businesses. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

                              SIERRA WIRELESS, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations has been prepared in accordance with United States generally accepted accounting principles (GAAP), with a reconciliation to Canadian GAAP. Except where otherwise specifically indicated, all amounts are expressed in United States dollars.

ACQUISITION OF AIRPRIME, INC.

On June 16, 2003, we announced a definitive agreement to acquire AirPrime, Inc. ("AirPrime"), a privately-held, supplier of high-speed CDMA wireless products located in Carlsbad, California. The combined entity is expected to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

Under the terms of the definitive agreement, we will issue approximately 3.7 million shares to the shareholders of AirPrime. As a result of the combination, AirPrime shareholders will hold approximately 18.5% of the combined entity, based on the issued and outstanding shares. In addition, Sierra Wireless will provide interim financing to AirPrime of up to $2.0 million for working capital purposes until the combination is closed.

The completion of the combination is expected to occur in August 2003 and is conditioned upon, among other things, regulatory approval and approval from AirPrime shareholders. Sierra Wireless has received commitments from AirPrime shareholders, representing 82% of AirPrime's shares, to vote their AirPrime shares in favour of the combination.

SUPPLY CHAIN

During the quarter, we implemented significant changes to our supply chain. These included the transfer of global fulfillment and CDMA product manufacturing to Flextronics. By using their fully integrated supply chain services, we expect to reduce product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability. We expect to purchase finished goods closer to the time of shipment to our customers, reducing our working capital requirements associated with carrying inventory.

Previously, fulfillment services were provided by Globalware while CDMA production was handled by SCI-Sanmina. We continue to have GSM production at Solectron and CDPD and specialty production at Creation Technologies.

2002 RESTRUCTURING

In the second quarter of 2002, we implemented a business restructuring program intended to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. We expected sales growth to continue to be challenged by the low level of enterprise spending and by overall conditions affecting the wireless communications industry.

For the three and six months ended June 30, 2002, we recorded restructuring and other costs of $36.1 million. We reduced our workforce from 275 to 180 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to our CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges of $4.8 million and $3.0 million, respectively, consisted of writedowns primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets were written down to the current fair value for this type of equipment. The research and development licenses, which were no longer required, were written down to nil. In addition, our deferred tax asset valuation allowance was increased by $3.8 million to reflect the reduction in the portion of our deferred tax assets that we believed was more likely than not to be realized.

Workforce reduction charges of $1.6 million were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration.

As a result of the above noted workforce reduction and our assessment of demand, it was determined that the leased facilities exceeded our requirements, and we recorded a provision of $4.7 million that represented the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. The cash outlay of approximately $4.7 million related to the facilities restructuring is expected to be incurred over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million included provisions for purchase commitments, a writedown of an investment, and other professional fees in connection with the restructuring activities.

The adjusted information provided below for the three and six months ended June 30, 2002 excludes these charges.

RESULTS OF OPERATIONS - THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30, 2002

REVENUE

Revenue amounted to $20.7 million in the second quarter of 2003, compared to $16.9 million in the same period in 2002, an increase of 22.4%. Included in our revenue was research and development funding of nil in the second quarter of 2003, compared to $0.8 million in the second quarter of 2002. The increase in revenue was primarily a result of a volume increase in sales of our 2.5G AirCard products as well as increasing sales to channels in the Asia-Pacific region and Europe. Our revenue by product for the second quarter of 2003 was AirCards 82%, OEM 10%, Mobile 4% and Other 4%, compared to 57%, 21%, 14% and 8%, respectively, in the same period of 2002. Our revenue by region for the second quarter of 2003 was the Americas 50%, the Asia-Pacific region 26% and Europe 24%, compared to 86%, 6% and 8%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $8.3 million in the second quarter of 2003, compared to an adjusted gross margin, excluding restructuring and other charges of $19.0 million, of $6.3 million in the second quarter of 2002. Gross margin as a percentage of revenue increased to 40.3% in 2003, compared to an adjusted gross margin of 37.1% in 2002. Included in our gross margin was research and development funding of nil in the second quarter of 2003, compared to $0.8 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction. During the three months ended June 30, 2003, we sold $0.6 million of products that had a book value after writedowns of nil. We also recorded an additional writedown for 2G inventory of $0.3 million. The net effect was a normal gross margin percentage on 2G products.

SALES AND MARKETING

Sales and marketing expenses amounted to $2.6 million in the second quarter of 2003, compared to $2.9 million in the same period of 2002. Sales and marketing expenses as a percentage of revenue decreased to 12.5% in 2003, compared to 17.3% in 2002, due to an increase in revenue and cost reductions resulting from our restructuring program.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development arrangements, amounted to $2.9 million in the second quarter of 2003, compared to $4.6 million in the same period in 2002, a decrease of 36.1%. Research and development expenses in 2003 decreased due primarily to the realization of cost reductions under our restructuring plan implemented during 2002. In addition, costs related to the development of new products based on CDMA and GPRS standards contributed to the higher costs in 2002. Gross research and development expenses, before government research and development funding, were $3.1 million or 15.0% of revenue in 2003, compared to $5.2 million or 30.8% of revenue in 2002. We expect to continue to invest in research and development for future growth.


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

ADMINISTRATION

Administration expenses amounted to $1.4 million, or 7.0% of revenue, in the second quarter of 2003, compared to $1.8 million, or 10.9% of revenue, in the second quarter of 2002. Included in administration expense in 2003 is an additional recovery from Metricom of $0.3 million. Excluding the recovery from Metricom, administration expenses decreased by 6.4% due primarily to the effect of cost reductions under our restructuring plan implemented in the second quarter of 2002.

RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2003, there were no adjustments to the 2002 restructuring charges. In the second quarter of 2002 we implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand for our products. As a result, in 2002 we recorded restructuring and other charges of $13.1 million consisting of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

AMORTIZATION

Amortization amounted to $0.5 million in the second quarter of 2003, compared to $0.6 million in the second quarter of 2002. Amortization decreased due primarily to the writedown of fixed and intangible assets under our restructuring plan implemented in the second quarter of 2002.

OTHER INCOME

Other income increased to $0.2 million in the second quarter of 2003, compared to $0.1 million in the same period of 2002. Other income includes foreign exchange gains and losses, interest expense and interest income. This increase is due to net foreign exchange gains in 2003 as well as a reduction in inventory carrying charges which were incurred in 2002.

NET EARNINGS (LOSS)

Our net earnings amounted to $0.9 million in the second quarter of 2003, compared to a net loss of $39.1 million in the same period of 2002. Our adjusted net earnings, excluding the Metricom recovery of $0.3 million, were $0.6 million in 2003, compared to an adjusted net loss, excluding restructuring and other charges of $36.1 million, of $3.0 million in 2002. Our adjusted diluted earnings per share amounted to $0.04 for the second quarter of 2003, compared to an adjusted loss per share of $0.18 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to
16.8 million in 2003, as compared to 16.3 million in 2002.

RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

REVENUE

Revenue was $40.8 million for the six months ended June 30, 2003, compared to $33.6 million in the same period in 2002, an increase of 21.5%. Included in our revenue was research and development funding of nil in 2003, compared to $2.4 million in 2002. The increase in revenue was primarily a result of a volume increase in sales of our 2.5G AirCard products as well as increasing sales to channels in the Asia-Pacific region and Europe. Our revenue by product for the six months ended June 30, 2003 was AirCards 81%, OEM 11%, Mobile 5% and Other 3%, compared to 46%, 29%, 15% and 10%, respectively, in the same period of 2002. Our revenue by region for the first six months of 2003 was the Americas 55%, the Asia-Pacific region 25% and Europe 20%, compared to 86%, 6% and 8%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $16.3 million, or 39.9% of revenue, in the first half of 2003, compared to an adjusted gross margin, excluding restructuring and other charges of $19.0 million, of $12.2 million, or 36.3% of revenue, in the same period of 2002. Included in our gross margin was research and development funding of nil for the six months ended June 30, 2003, compared to $2.4 million in the same period of 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction. During the six months ended June 30, 2003, we sold $0.6 million of products that had a book value after writedowns of nil. We also recorded an additional writedown for 2G inventory of $0.3 million. The net effect was a normal gross margin percentage on 2G products.

SALES AND MARKETING

Sales and marketing expenses amounted to $5.3 million for the six months ended June 30, 2003, compared to $5.6 million in the same period of 2002, a decrease of 5.5%. Sales and marketing expenses as a percentage of revenue decreased to 13.0% in 2003, compared to 16.8% in 2002, due to an increase in revenue and cost reductions under our restructuring program.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development arrangements, amounted to $5.7 million, or 14.0% of revenue, for the six months ended June 30, 2003, compared to $9.4 million, or 28.1% of revenue, for the same period in 2002. Research and development expenses in 2003 decreased 39.5% due primarily to cost reductions under our restructuring plan implemented during 2002. In addition, costs related to the development of new products based on CDMA and GPRS standards contributed to the higher costs in 2002. Gross research and development expenses, before government research and development funding, were $6.2 million or 15.1% of revenue in 2003, compared to $10.6 million or 31.6% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses were $3.1 million, or 7.5% of revenue, in the six months ended June 30, 2003, compared to $3.8 million, or 11.4% of revenue, for the same period of 2002. Included in administration expense was an additional recovery from Metricom of $0.3 million. Administration expenses, excluding the Metricom recovery, decreased by 12.4% due primarily to the cost reductions under our restructuring plan implemented in the second quarter of 2002.

RESTRUCTURING AND OTHER CHARGES

In the six months ended June 30, 2003, there were no adjustments to the 2002 restructuring charges. In the second quarter of 2002 we implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand for our products. As a result, in 2002 we recorded restructuring and other charges of $13.1 million consisting of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

AMORTIZATION

Amortization amounted to $1.1 million for the first six months of 2003, compared to $1.2 million in the same period of 2002. Amortization decreased due primarily to the writedown of fixed and intangible assets under our restructuring plan implemented in the second quarter of 2002.

OTHER INCOME

Other income increased to $0.3 million for the first half of 2003, compared to nil in the same period of 2002. Other income includes foreign exchange gains and losses, interest expense and interest income. This increase is due primarily to net foreign exchange gains in 2003.

NET EARNINGS (LOSS)

Our net earnings amounted to $1.3 million in the six months ended June 30, 2003, compared to a net loss of $43.5 million in the same period of 2002. Our adjusted net earnings, excluding the Metricom recovery of $0.3 million, were $1.0 million in 2003, compared to an adjusted net loss of $7.3 million. Our adjusted diluted earnings per share amounted to $0.06 for first six months of 2003, compared to an adjusted loss per share of $0.45 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to 16.7 million in 2003, as compared to 16.3 million in 2002.

CONTINGENT LIABILITIES

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. In the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. In 2002, development and deployment of these new technologies by the wireless industry and development of our new products were affected by various delays. During 2002, we commenced commercial volume shipments to each of the wireless carriers and we continued to ship under these contracts in the first six months of 2003. We expect to substantially complete volume shipments on all three contracts during the second half of 2003.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

     o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, we may increase our allowance.

     o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, we may further writedown the value of our inventory.

     o We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However, if their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets which would be charged to income.

     o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

          An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

          Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

     o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management's estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

     o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, we may increase our provision.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2003, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to research and development equipment and information systems. These leases and commitments are disclosed in the annual consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value, but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash provided by operations amounted to $6.8 million for the six months ended June 30, 2003, compared to cash used by operations of $9.3 million in the same period of 2002, an improvement of $16.1 million. The source of cash during 2003 was due mainly to our operating income and changes in working capital.

Cash used for capital expenditures was $0.4 million in the six months ended June 30, 2003, compared to $1.6 million in 2002, and was primarily for software. Expenditures on intangible assets were $1.3 million in 2003, compared to $0.8 million in 2002 and were primarily for license fees and patents. During Q3 2003, we expect to provide interim financing to AirPrime of up to $2.0 million for working capital purposes until the combination is closed.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

     o Net cash and short-term investments amounted to $38.1 million at June 30, 2003 compared to $34.8 million at December 31, 2002.

     o Accounts receivable amounted to $15.9 million at June 30, 2003 compared to $13.9 million at December 31, 2002.

     o Our operating line of credit is with a Canadian chartered bank. The available facility amounts to $10.0 million, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At June 30, 2003, there were no borrowings under this line of credit.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollars is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars and act accordingly. During the second quarter of 2003, the Canadian dollar strengthened significantly against the U.S. dollar. We have purchased Canadian currency to meet our projected Canadian dollar cash needs for the near term and to manage our foreign currency risk on Canadian dollar denominated operating expenses. We could be exposed to foreign exchange losses should the U.S. dollar strengthen in future periods.

As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. We have distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe our exposure to Euro transactions will increase. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2003, there were no material related party transactions.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

The MD&A has been prepared in accordance with U.S. GAAP. Differences between our consolidated financial statements under U.S. GAAP and our consolidated financial statements under Canadian GAAP reflect differences in exchange rates used to translate prior years' assets, liabilities, revenue, and expenses on adopting the U.S. dollar as our primary currency for measurement and display during the year ended December 31, 1999.

Research and development expense for the three months and six months ended June 30, 2002 was different under Canadian GAAP due to the difference in the accounting treatment applied to in-process research and development ("IPR&D") which resulted in an increase in our net loss of $0.1 and $0.2 million, respectively. In accordance with U.S. GAAP, purchased IPR&D is expensed on acquisition, whereas under Canadian GAAP, purchased IPR&D is treated as an intangible asset and amortized. At December 31, 2002, the IPR&D had been fully amortized.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end-customer demand conditions, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. They also depend on closing the AirPrime transaction and successfully integrating the businesses. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

OUR ACQUISITION OF AIRPRIME AND OTHER ACQUISITIONS WE MAY DO IN THE FUTURE MAY RESULT IN ADVERSE IMPACTS ON OUR RESULTS OF OPERATIONS.

     In the past, our strategy has included expanding our operations and business through strategic acquisitions of businesses and products. During the second quarter, we signed a definitive agreement to acquire AirPrime, Inc. in Carlsbad, California. The combination is expected to close in August 2003 and is subject to a number of risks, including the following:

          o AirPrime's business may not be as profitable as we anticipate, which could reduce the overall profitability of our company.

          o Diversion of management's attention away from our business during the acquisition and integration process.

          o The acquisition may not close, resulting in substantial acquisition costs that would increase our expenses and reduce our profitability without any offsetting revenues.

          o If we are unable to successfully integrate AirPrime, we may not achieve anticipated revenue levels, cost savings or other synergies.

          o The integration may result in substantial costs that would decrease our profitability.

          o The issuance of securities may dilute the value of our common shares.

     If realized, these risks could result in substantial costs, disrupt our operations, reduce our profitability and reduce shareholder value.

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER OUR MARGINS AND REVENUES WILL BE NEGATIVELY IMPACTED.

     Since late 1999, we have entered into significant supply contracts with AT&T Wireless Services ("AT&T"), Sprint PCS and Verizon Wireless. Our right to receive revenues under these contracts depends upon our ability to manufacture and supply products that meet defined specifications. During the six months ended June 30, 2003, commercial volume deliveries to AT&T, Sprint PCS and Verizon Wireless continued to occur. In order to realize the benefits of these agreements, we will have to continue to successfully manage the following risks:

          o We priced these contracts based on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease or these contracts may not be as profitable.

          o If we are unable to continue to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, we will not receive expected revenues, incurred costs may not be recovered and we may incur additional costs as penalties, all of which would adversely affect our results from operations.

          o If we fail to meet a delivery deadline or if the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, we may be liable to pay damages to the customer, or volume commitments may be reduced.

     If we are unable to successfully manage these risks or meet required deadlines in connection with one or more significant contracts, our margins, revenues and profitability could decrease. We expect to substantially complete volume shipments on all three contracts during the second half of 2003.

OUR FUTURE REVENUE GROWTH RATES AND OTHER OPERATING RESULTS MAY NOT BE AS FAVOURABLE AS PAST RESULTS, WHICH MAY ADVERSELY AFFECT PROFITABILITY AND SHAREHOLDER VALUE.

     Although our revenues have increased, we may not be able to sustain these historical growth rates. We may not sustain profitability in the future, and as a result, our share price may decline.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND WE MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products that have not been commercially tested to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

          o    Our ability to attract and retain skilled technical employees.

          o    The availability of critical components from third parties.

          o Our ability to successfully complete the development of products in a timely manner.

          o Our ability to manufacture products at an acceptable price and quality.

     A failure by us, or our suppliers, in any of these areas, or a failure of these products to obtain commercial acceptance, could mean we receive less revenue than we anticipate, we are unable to recover our research and development expenses and could result in a decrease in our market price for our shares.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS FOR ANY GIVEN PRODUCT AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which may further decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, with respect to the manufacture of our current products, we currently rely on three manufacturers, any one of whom may terminate the manufacturing contract with us annually. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

          o    The absence of guaranteed manufacturing capacity.

          o Reduced control over delivery schedules, production yields and costs.

          o Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     Demand for one or all of these products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our results of operations to decline and harm our financial condition.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES. IF THESE SERVICES ARE NOT DEPLOYED AS ANTICIPATED, CONSUMERS WILL BE UNABLE TO USE OUR PRODUCTS, AND OUR SALES AND REVENUES WILL DECLINE.

     Our customers can only use our products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, especially the successful deployment by AT&T Wireless Services, Sprint PCS and Verizon Wireless of networks for which we have developed products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses, our revenues would be reduced and our results of operations will be harmed.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY DAMAGE OUR ABILITY TO RETAIN KEY PERSONNEL AND TO COMPETE EFFECTIVELY.

     Our revenues have increased from approximately $9.3 million in 1997 to $77.1 million in 2002 and our number of employees has more than doubled during that period. Our growth has placed significant demands on our management and other resources. Our future success will depend on our ability to manage our growth, including:

          o Continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees.

          o    Maintaining and growing manufacturing capacity.

          o    Developing new products in a timely manner.

          o Improving and upgrading our financial and management information systems and controls.

     If we are unable to manage our growth effectively, our ability to retain key personnel and to compete effectively may be damaged.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

          o We may be liable for damages and litigation costs, including attorneys' fees.

          o We may be prohibited from further use of the intellectual property.

          o We may have to license the intellectual property, incurring licensing fees.

          o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

          o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries.

          o    Undetected misappropriation of our intellectual property.

          o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property.

          o    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

          o    The timing of releases of our new products.

          o    The timing of substantial sales orders.

          o    Possible seasonal fluctuations in demand.

          o Possible delays in the manufacture or shipment of current or new products.

          o    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Approximately 55% of all of our sales are in United States dollars to United States-based customers. We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

          o Increased credit management risks and greater difficulties in collecting accounts receivable.

          o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers.

          o Uncertainties of laws and enforcement relating to the protection of intellectual property.

          o    Language barriers.

          o    Potential adverse tax consequences.

     Furthermore, if we are unable to develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE WIRELESS DATA COMMUNICATIONS DEVICES MARKET DECLINES.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.

     Certain factors that may limit the growth of the market include, but are not limited to, failure of carriers to successfully deploy new services on schedule or the failure of the services to achieve satisfactory price and performance conditions.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry

     Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

                           SIERRA WIRELESS, INC.

                 CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
  (Expressed in thousands of United States dollars, except per share amounts)
         (Prepared in accordance with Canadian generally accepted
                      accounting principles (GAAP))
                                (Unaudited)

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Revenue............................................................    $  20,665    $  16,883      $  40,760    $  33,555
Cost of goods sold.................................................       12,334       29,631         24,489       40,383
                                                                       ---------    ---------      ---------    ---------
Gross margin.......................................................        8,331      (12,748)        16,271       (6,828)
                                                                       ---------    ---------      ---------    ---------

Expenses
  Sales and marketing..............................................        2,590        2,920          5,319        5,630
  Research and development, net ...................................        2,947        4,740          5,696        9,666
  Administration...................................................        1,451        1,837          3,068        3,810
  Restructuring and other charges .................................           --       13,093             --       13,093
  Amortization.....................................................          546          594          1,099        1,247
                                                                       ---------    ---------      ---------    ---------
                                                                           7,534       23,184         15,182       33,446
                                                                       ---------    ---------      ---------    ---------
Earnings (loss) from operations....................................          797      (35,932)         1,089      (40,274)

Other income (expense).............................................          167           96            271          (26)
                                                                       ---------    ---------      ---------    ---------
Earnings (loss) before income taxes................................          964      (35,836)         1,360      (40,300)
Income tax expense.................................................           54        3,424             89        3,424
                                                                       ---------    ---------      ---------    ---------
Net earnings (loss)................................................          910      (39,260)         1,271      (43,724)
Deficit, beginning of period.......................................      (72,225)     (35,137)       (72,586)     (30,673)
                                                                       ---------    ---------      ---------    ---------
Deficit, end of period.............................................    $ (71,315)   $ (74,397)     $ (71,315)   $ (74,397)
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------

Earnings (loss) per share for the period:
  Basic............................................................    $    0.06    $   (2.41)     $    0.08    $   (2.69)
  Diluted..........................................................    $    0.05    $   (2.41)     $    0.08    $   (2.69)
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------

Weighted average number of shares (in thousands):
  Basic............................................................       16,375       16,305         16,365       16,284
  Diluted..........................................................       16,754       16,305         16,736       16,284
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------


See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)

                                                                                             JUNE 30,     DECEMBER 31,
                                                                                                2003         2002
                                                                                            -----------   ------------
                                                                                            (UNAUDITED)     (AUDITED)
ASSETS
Current assets
  Cash and cash equivalents.............................................................    $   27,847     $   34,841
  Short-term investments................................................................        10,222             --
  Accounts receivable...................................................................        15,949         13,865
  Inventories...........................................................................         4,359          6,673
  Prepaid expenses......................................................................           743            864
                                                                                            ----------     ----------
                                                                                                59,120         56,243
Capital assets..........................................................................         5,354          7,198
Future income taxes.....................................................................           500            500
Intangible assets.......................................................................         7,808          6,907
Other...................................................................................         1,033            241
                                                                                            ----------     ----------
                                                                                            $   73,815     $   71,089
                                                                                            ----------     ----------
                                                                                            ----------     ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable......................................................................    $    5,398     $    3,017
  Accrued liabilities...................................................................        12,249         12,431
  Deferred revenue and credits..........................................................           228            297
  Current portion of long-term liabilities..............................................         3,114          2,803
  Current portion of obligations under capital lease....................................           397            831
                                                                                            ----------     ----------
                                                                                                21,386         19,379
Long-term liabilities...................................................................         2,311          2,896
Obligations under capital lease.........................................................            52             60

Shareholders' equity
  Share capital.........................................................................       121,865        121,824
  Deficit...............................................................................       (71,315)       (72,586)
  Cumulative translation adjustments....................................................          (484)          (484)
                                                                                            ----------     ----------
                                                                                                50,066         48,754
                                                                                            ----------     ----------
                                                                                            $   73,815     $   71,089
                                                                                            ----------     ----------
                                                                                            ----------     ----------


Contingencies (note 5).

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)
                                   (Unaudited)

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Cash flows from operating activities:
  Net earnings (loss) for the period...............................    $     910    $ (39,260)     $   1,271    $ (43,724)
  Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities
     Amortization..................................................        1,383        2,086          2,721        4,400
     Non-cash restructuring and other charges......................           --       25,905             --       25,905
     Loss on disposal..............................................            2           --              2          120
     Future income taxes...........................................           --        3,754             --        3,754
     Accrued warrants..............................................          161          194            329          343
  Changes in operating assets and liabilities
     Accounts receivable...........................................       (5,809)       1,367         (2,084)      (3,368)
     Inventories...................................................        3,129        2,115          2,314        3,111
     Prepaid expenses..............................................          115         (134)           121          469
     Accounts payable..............................................        1,817       (6,754)         2,381         (995)
     Accrued liabilities...........................................        1,407        4,243           (182)         897
     Deferred revenue and credits..................................         (173)        (782)           (69)        (265)
                                                                       ---------    ---------      ---------    ---------
  Net cash provided by (used in) operating activities..............        2,942       (7,266)         6,804       (9,353)

Cash flows from investing activities:
     Business acquisitions.........................................         (792)          --           (792)          --
     Proceeds on disposal..........................................            4           --              4           31
     Purchase of capital assets....................................         (214)        (356)          (357)      (1,596)
     Increase in intangible assets.................................         (712)         (16)        (1,314)        (836)
     Purchase of short-term investments............................      (10,222)      (9,494)       (10,222)     (11,631)
     Proceeds on maturity of short-term investments................           --       16,778             --       35,012
                                                                       ---------    ---------      ---------    ---------
  Net cash provided by (used in) investing activities..............      (11,936)       6,912        (12,681)      20,980

Cash flows from financing activities:
     Issue of common shares........................................           --            5             41          330
     Repayment of long-term liabilities............................         (702)        (510)        (1,158)        (909)
                                                                       ---------    ---------      ---------    ---------
  Net cash used in financing activities............................         (702)        (505)        (1,117)        (579)
                                                                       ---------    ---------      ---------    ---------

Net increase (decrease) in cash and cash equivalents...............       (9,696)        (859)        (6,994)      11,048
Cash and cash equivalents, beginning of period.....................       37,543       23,992         34,841       12,085
                                                                       ---------    ---------      ---------    ---------
Cash and cash equivalents, end of period...........................    $  27,847    $  23,133      $  27,847    $  23,133
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------


See supplementary cash flow information (note 6).

See accompanying notes to consolidated financial statements.

                          SIERRA WIRELESS, INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Expressed in thousands of United States dollars, except per share amounts)
               (Prepared in accordance with Canadian GAAP)
                              (Unaudited)

1.   BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under Canadian generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2002 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(b).

(a)  STOCK-BASED COMPENSATION

We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under the intrinsic value method. Had compensation cost for our employee stock option plan been determined by the fair value method, our net earnings (loss) and earnings (loss) per share would have been as follows:

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Net earnings (loss):
  As reported.....................................................     $     910    $ (39,260)     $   1,271    $ (43,724)

  Less:  Total stock-based employee compensation expense
    determined under fair value based method for all awards               (9,528)      (1,046)       (12,105)      (3,759)
                                                                       ---------    ---------      ---------    ---------
  Pro forma.......................................................     $  (8,618)   $ (40,306)     $ (10,834)   $ (47,483)
                                                                       ---------    ---------      ---------    ---------
                                                                       ---------    ---------      ---------    ---------

Basic earnings (loss) per share:
  As reported.....................................................     $    0.06    $   (2.41)     $    0.08    $   (2.69)
  Pro forma.......................................................         (0.53)       (2.47)         (0.66)       (2.92)

Diluted earnings (loss) per share:
  As reported.....................................................     $    0.05    $   (2.41)     $    0.08    $   (2.69)
  Pro forma.......................................................         (0.53)       (2.47)         (0.66)       (2.92)


We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

As a result of our voluntary option surrender initiative, the unrecognized stock compensation cost related to the surrendered options has been expensed in the current quarter in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
Expected dividend yield............................................          --           --             --           --
Expected stock price volatility....................................        102%         107%           103%         106%
Risk-free interest rate............................................       3.59%        4.88%          3.84%        4.80%
Expected life of options...........................................     4 years      4 years        4 years      4 years
Weighted average fair value of options granted.....................     $  2.89      $  6.07        $  2.69      $ 15.98

Stock option activity since December 31, 2001 is presented below:

                                                                                                        NUMBER OF
                                                                                                      STOCK OPTIONS
                                                                                                      -------------
Outstanding, December 31, 2001................................................................          2,443,449
Granted.......................................................................................            732,250
Exercised.....................................................................................           (159,626)
Forfeited.....................................................................................           (465,509)
                                                                                                      -----------
Outstanding, December 31, 2002................................................................          2,550,564
Granted.......................................................................................             66,250
Exercised.....................................................................................            (29,967)
Forfeited.....................................................................................           (834,231)
                                                                                                      -----------
Outstanding, June 30, 2003....................................................................          1,752,616
                                                                                                      -----------
                                                                                                      -----------

(b)  RECENT ACCOUNTING PRONOUNCEMENTS

In June 2003, the Accounting Standards Board issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" ("AcG-15"), which requires the consolidation of a variable interest entity by the primary beneficiary. AcG-15 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. AcG-15 is applicable to annual and interim periods beginning on or after January 1, 2004. Earlier adoption is encouraged. However, because we do not have any variable interest entities, there is no impact on our consolidated financial statements.

In February 2003, the Accounting Standards Board issued Accounting Guideline AcG-14, "Disclosure of Guarantees" ("AcG-14"). AcG-14 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to disclose information about each guarantee, or each group of similar guarantees, even when the likelihood of the guarantor having to make any payments under the guarantee is slight. AcG-14 does not address the recognition or measurement of a guarantor's liability for obligations under a guarantee. The Guideline is to be applied to the financial statements of interim and annual periods beginning on or after January 1, 2003. We have adopted AcG-14 in our consolidated financial statements.

3.   ACQUISITIONS

On June 16, 2003, we signed a definitive agreement to acquire AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products. Under the terms of the definitive agreement, we will issue approximately 3.7 million shares to the shareholders of AirPrime. As a result of the combination, AirPrime shareholders will hold approximately 18.5% of the combined entity, based on the issued and outstanding shares. In addition, Sierra Wireless will provide bridge financing to AirPrime of up to $2.0 million for working capital purposes until the combination is closed.

The completion of the combination is expected in August 2003 and is conditional upon, among other things, regulatory approval and approval from AirPrime shareholders. Sierra Wireless has received voting commitment from AirPrime shareholders representing 82% of AirPrime's shares.

4.   RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, capital and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our future tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

The following tables summarize the changes in the provision for restructuring and other charges for the three and six months ended June 30, 2003 and the balance of the provision at June 30, 2003.

                                                              FACILITIES      WORKFORCE
                                                            RESTRUCTURING     REDUCTION         OTHER          TOTAL
                                                            -------------     ---------         -----         --------
Balance at December 31, 2002............................      $    4,547        $   54          $ 164         $  4,765
  Cash payments for the three months ended:
    March 31, 2003......................................           (301)           (44)           (44)            (389)
    June 30, 2003.......................................           (302)           (10)           (29)            (341)
                                                              ----------        ------          -----         --------
                                                                   (603)           (54)           (73)            (730)
                                                              ----------        ------          -----         --------
Balance at June 30, 2003................................      $    3,944        $   --          $  91         $  4,035
                                                              ----------        ------          -----         --------
                                                              ----------        ------          -----         --------

5.   CONTINGENCIES

(a)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,022. To date, $315 has been paid against sales amounting to $7,894, that are subject to royalties.

    (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we are eligible to receive Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the six months ended June 30, 2003, we have claimed $482 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC may receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

     (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

          Balance, January 1, 2002.............................     $1,251
          Provisions...........................................        819
          Expenditures.........................................       (907)
                                                                    ------
          Balance, December 31, 2002...........................      1,163
          Provisions...........................................        412
          Expenditures.........................................       (311)
                                                                    ------
          Balance, March 31, 2003..............................      1,264
          Provisions...........................................        398
          Expenditures.........................................       (210)
                                                                    ------
          Balance, June 30, 2003...............................     $1,452
                                                                    ------
                                                                    ------

(b)  LEGAL PROCEEDINGS

      (i) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

     (ii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

6.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                     JUNE 30,
                                                                       ----------------------      ----------------------
                                                                         2003         2002           2003         2002
                                                                       ---------    ---------      ---------    ---------
          Cash received for
            Interest.................................................   $    88      $  186          $ 164        $  695
            Income taxes.............................................         4         161              4           161
          Cash paid for
            Interest.................................................        44         127             69           259
            Income taxes.............................................        48          28             62            30
          Non-cash financing activities
            Purchase of capital assets funded by obligations under
              capital lease.........................................         --          --            113           267

7.   COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Sierra Wireless, Inc.

                                  By: /s/ Peter W. Roberts
                                      -----------------------------------------
                                      Peter W. Roberts, Chief Financial Officer

Date: August 6, 2003